June 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, NE

Washington, D.C. 20549

Attn: Eric McPhee	Via EDGAR

Re:	Mid-America Apartments L.P.
Mid-America Apartment Communities, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2016
Filed February 24, 2017
Forms 10-Q for Fiscal Quarters Ended
March 31, 2017
Filed April 27, 2017
File Nos. 333-190028-01 and 001-12762

Dear Mr. McPhee:

We are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 13, 2017 (the “Comment Letter”), with respect to the filings noted above filed by Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. (collectively, the “Company”).

For your convenience, the exact text of the comments provided in the Comment Letter has been included in italic, bold face type in the order presented in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-Q for the quarter ended March 31, 2017

Overview of the Three Months Ended March 31, 2017, page 33

1.	We note your disclosure on page 34 that results for the three months ended March 31, 2017 included $29.3 million of additional depreciation and amortization expense related to the step-up in asset values from the Post Properties Merger. Please clarify what is meant by the step-up in asset values, and how it generated additional depreciation compared to your prior year.

The Company acknowledges the Staff’s comment and advises the Staff that the wording “step-up in asset values from the Post Properties Merger” was intended to be synonymous with “increase in assets as a result of the Post Properties Merger.” The Company further advises the Staff that in addition to acquiring a substantial new portfolio of assets in the Post Properties Merger, the values of those assets were adjusted to their estimated fair values as of December 1, 2016 (the acquisition date), in accordance with FASB Accounting Standards Codification 805, Business Combinations. As a result of the increase in the Company’s assets due to the Post Properties Merger, the amount of depreciation and amortization expenses recognized by the Company also increased as compared to the prior year period. To the extent applicable, in future filings, the Company will clarify that the additional depreciation and amortization expense was a result of the Post Properties Merger.

Form 8-K filed February 1, 2017

Exhibit 99.1

2.	We note that your calculation of EBITDA on page 12 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future earnings releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment and advises the Staff that in future earnings releases, measures calculated differently from EBITDA will not be characterized as EBITDA.

We hope that this response satisfactorily addresses the Staff’s comments. If you have any further comments or questions or require any additional information concerning the matters discussed herein, please contact me at 901-248-4169.

Sincerely,

/s/ Albert M. Campbell, III

Albert M. Campbell, III Executive Vice President and Chief Financial Officer of Mid-America Apartment Communities, Inc., the general partner of Mid-America Apartments, L.P.